Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2024 Dated: May 13, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Income and Comprehensive Income
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars, except for shares and per share amounts - Unaudited)
		For the three months ended
		March 31, 2024	March 31, 2023
	Note	$	$

Income from equity accounted investment in Juanicipio	5	19,244	7,919
General and administrative expenses	3	(4,109)	(3,272)
General exploration and business development		(357)	(102)
Operating income		14,778	4,545

Interest income		827	564
Other income	8	537	127
Foreign exchange loss		(163)	(180)
Income before income tax		15,979	5,056

Deferred income tax expense		(1,084)	(343)
Net income		14,895	4,713

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities		(2)	(1)
Total comprehensive income		14,893	4,712

Basic earnings per share		0.14	0.05
Diluted earnings per share		0.14	0.05

Weighted average number of shares outstanding	7
Basic		102,979,176	101,117,919
Diluted		103,111,227	101,319,086

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position
As at March 31, 2024 and December 31, 2023
(In thousands of US dollars, unless otherwise stated - Unaudited)
	Note	March 31, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash		74,683	68,707
Accounts receivable	4	1,032	1,559
Prepaid expenses		2,450	1,787
		78,165	72,053
Non-current assets
Investment in Juanicipio	5	397,012	394,622
Exploration and evaluation assets	6	61,820	52,637
Deferred financing fees	9	823	909
Property and equipment		279	301
Investments		6	8
		459,940	448,477
Total assets		538,105	520,530
Liabilities
Current liabilities
Trade and other payables		3,785	2,668
Lease obligation		115	154
Flow-through share premium liability	8	1,432	1,969
		5,332	4,791
Non-current liabilities
Deferred income taxes		9,582	8,498
Provision for reclamation		484	484
Total liabilities		15,398	13,773

Equity
Share capital		614,480	614,364
Equity reserve		21,705	20,764
Accumulated other comprehensive income		779	781
Deficit		(114,257)	(129,152)
Total equity		522,707	506,757
Total liabilities and equity		538,105	520,530

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars, unless otherwise stated - Unaudited)
		For the three months ended
		March 31, 2024	March 31, 2023
	Note	$	$

OPERATING ACTIVITIES
Net income		14,895	4,713
Items not involving cash:
Amortization of flow-through premium liability	8	(537)	(127)
Depreciation and amortization	3	145	10
Deferred income tax expense		1,084	343
Amortization of deferred financing fees	9	86	-
Income from equity accounted investment in Juanicipio	5	(19,244)	(7,919)
Share-based compensation expense	3,7	966	763
Unrealized foreign exchange loss (gain)		(52)	175

Movements in non-cash working capital
Accounts receivable		(206)	(205)
Prepaid expenses		(663)	(728)
Trade and other payables		836	(131)
Net cash used in operating activities		(2,690)	(3,106)

INVESTMENT ACTIVITIES
Exploration and evaluation expenditures	6	(5,054)	(2,979)
Acquisition of Goldstake property	6	(3,752)	-
Investment in Juanicipio	5	-	(25,159)
Receipt of principal on loans to Juanicpio	5	14,975	-
Receipt of interest on loans to Juanicipio	5	2,484	149
Net cash from / (used in) investing activities		8,653	(27,989)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	7	-	225
Issuance of common shares, net of share issue costs	7	-	39,472
Issuance of flow-through shares, net of share issue costs	7	-	16,208
Payment of lease obligation (principal)		(39)	(30)
Net cash (used in) / from financing activities		(39)	55,875

Effect of exchange rate changes on cash		52	(122)

Increase in cash during the period		5,976	24,658
Cash, beginning of period		68,707	29,955
Cash, end of period		74,683	54,613

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars, except shares - Unaudited)
		Common shares without par value			Accumulated
					other
		Number of		Equity	comprehensive
	Notes	Shares	Amount	Reserve	income (loss)	Deficit	Total Equity
		#	$	$	$	$	$
Balance, January 1, 2023		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised		28,787	397	(90)	-	-	307
Restricted and performance share units converted		112,605	1,215	(1,215)	-	-	-
Shares issued for cash, net of flow-through share premium liability		3,874,450	56,761	-	-	-	56,761
Share issue costs		-	(3,942)	-	-	-	(3,942)
Share-based compensation		-	-	3,279	-	-	3,279

Other comprehensive loss		-	-	-	(3)	-	(3)
Net income		-	-	-	-	48,659	48,659
Balance, December 31, 2023		102,972,650	614,364	20,764	781	(129,152)	506,757
Restricted and performance share units converted	7	6,905	116	(116)	-	-	-
Share-based compensation	7	-	-	1,057	-	-	1,057

Other comprehensive loss		-	-	-	(2)	-	(2)
Net income		-	-	-	-	14,895	14,895
Balance, March 31, 2024		102,979,555	614,480	21,705	779	(114,257)	522,707

Balance, January 1, 2023		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised		21,346	292	(67)	-	-	225
Shares issued for cash, net of flow-through share premium liability		3,874,450	56,761	-	-	-	56,761
Share issue costs		-	(4,011)	-	-	-	(4,011)
Share-based compensation		-	-	830	-	-	830

Other comprehensive loss		-	-	-	(1)	-	(1)
Net income		-	-	-	-	4,713	4,713
Balance, March 31, 2023		102,852,604	612,975	19,553	783	(173,098)	460,213

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia (“BCABC"). MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 5 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

Address of registered office of the Company:

3500 – 1133 Melville Street

Vancouver, British Columbia,

Canada V6E 4E5

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 13, 2024.

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(b)	Significant accounting judgments and estimates

The Company makes certain significant judgments and estimates in the process of applying the Company’s accounting policies. Management believes the judgments and estimates used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving significant judgments and estimates have been set out in Note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2023.

3.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$
Accounting and audit	277	128
Compensation and consulting fees	1,174	1,135
Depreciation and amortization	145	10
Filing and transfer agent fees	198	267
Amortization of deferred financing fees	86	-
General office expenses	247	144
Insurance	339	489
Juanicipio oversight costs	266	-
Legal	180	125
Share-based compensation expense (see Note 7)	966	763
Shareholder relations	127	116
Travel	104	95
	4,109	3,272

4.	ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2024	2023
	$	$
Receivable from Minera Juanicipio (Notes 5 & 13)	87	855
Value added tax (“IVA” and “GST”)	930	700
Other receivables	15	4
	1,032	1,559

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

5.	INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” or, the “Juanicipio Mine.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at March 31, 2024, as publicly reported by Fresnillo.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the period of the Company’s investment relating to its interest in Juanicipio are detailed as follows:

	March 31,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(129)	(305)
Cash contributions and advances to Juanicipio (3)	-	24,992
Loan repayments from Juanicipio (2)	(14,975)	(25,714)
Total for the period	(15,104)	(642)
Income from equity accounted Investment in Juanicipio	19,244	65,099
Interest earned, reclassified to accounts receivable (1)	(1,751)	(8,150)
Balance, end of period	397,012	394,622

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the three months ended March 31, 2024, the Company earned interest amounting to $1,751 (year ended December 31, 2023: $8,150) while $2,484 of interest payments were received from Juanicipio (year ended December 31, 2023: $7,639).

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(2) During the three months ended March 31, 2024, no loans to Juanicipio were converted into equity (December 31, 2023: $7,251). As at March 31, 2024, the Company has advanced $79,438 as shareholder loans to Juanicipio (December 31, 2023: $94,414).

(3) During the three months ended March 31, 2024 no cash contributions and advances were made to Juanicipio (December 31, 2023: 24,992 cash contributions and advances, with $22,726 in the form of loans and $2,276 in the form of equity).

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$

Sales	123,689	51,482
Cost of sales:
Production cost	(36,787)	(27,378)
Depreciation and amortization	(22,038)	(7,955)
Cost of sales	(58,825)	(35,333)
Gross profit	64,864	16,149

Consulting and administrative expenses	(4,189)	(1,499)
Extraordinary mining and other duties	(1,392)	(520)
	59,283	14,131

Exchange losses and other	(1,297)	(2,864)
Interest expense	(3,979)	(3,816)
Income tax (expense) recovery	(14,249)	6,731

Net income	39,758	14,182

MAG's 44% portion of net income	17,494	6,240
Interest on Juanicipio loans - MAG's 44%	1,751	1,679
MAG's 44% equity income	19,244	7,919

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Financial Position

	March 31,	December 31,
	2024	2023
	$	$
Assets

Current assets
Cash and cash equivalents	30,991	42,913
Value added tax and other receivables	2,214	3,162
Income tax receivable	10,324	3,758
Concentrate sales receivable	60,009	56,532
Inventories
Stockpiles	2,248	2,417
Metal concentrates	4,373	2,361
Materials and supplies	18,684	18,414
Prepaids and other assets	3,256	5,501
	132,101	135,058
Non-current assets
Right-of-use assets	1,412	1,590
Mineral interests, plant and equipment	782,691	794,512
Deferred tax assets	16,433	24,336
	800,537	820,438
Total assets	932,638	955,496

Liabilities

Current liabilities
Payables	14,205	22,167
Interest and other payables to shareholders	5,577	12,160
Taxes payable	5,230	14,395
	25,013	48,722
Non-current liabilities
Lease obligation	1,523	1,597
Provisions
Reserves for retirement and pension	115	112
Reclamation and closure	3,678	3,605
Deferred tax liabilities	4,566	9,439
	9,882	14,753
Total liabilities	34,895	63,475

Equity

Shareholders' equity including shareholder advances	897,743	892,021
Total equity	897,743	892,021
Total liabilities and equity	932,638	955,496

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Cash Flows

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$
Operating activities
Net income	39,758	14,182
Items not involving cash
Depreciation and amortization	22,038	7,955
Income tax expense (recovery)	14,249	(6,731)
Interest incurred on loans	3,979	3,816
Other	97	3,304
Income tax payments	(25,772)	(39,601)
Change in other operating working capital	(11,829)	(12,835)

Net cash from operating activities	42,521	(29,910)

Investing activities
Capital expenditures including plant, mine development and exploration	(15,370)	(19,073)
Other	878	69
Net cash used in investing activities	(14,492)	(19,004)

Financing activities
Loans and other capital provided by shareholders	-	56,800
Repayments of loans to shareholders	(34,036)	-
Interest paid to shareholders	(5,647)	(338)
Payment of lease obligations	(208)	(179)
Net cash (used in) from financing activities	(39,891)	56,282

Effect of exchange rate changes on cash and cash equivalents	(59)	(17)

(Decrease) increase in cash and cash equivalents during the period	(11,921)	7,351

Cash and cash equivalents, beginning of period	42,913	1,102

Cash and cash equivalents, end of period	30,991	8,454

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS

(a)	In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in each of 2022 and 2023. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,150 over the next 5 years and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of March 31, 2024, the Company has incurred $28,941 of eligible exploration expenditures on the property). As at March 31, 2024, the Company has also bonded and recorded a $484 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)	In 2022, through the acquisition of Gatling Exploration Inc. (“Gatling”) the Company acquired 100% of the Larder Project in Ontario. During the three months ended March 31, 2024, the Company incurred a total of $3,263 in exploration and evaluation expenditures, as well as acquisition cost of $3,752 relating to the purchase of 100% ownership of the Goldstake property (“Goldstake”), contiguous to Gatling’s current land holdings.

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three months ended March 31, 2024 and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on these projects:

	March 31,	December 31,
	2024	2023
	$	$
Deer Trail Project
Option and other payments	-	275
Total acquisition costs	-	275
Drilling and geotechnical	1,849	5,854
Camp and site costs	205	875
Land taxes and government fees	4	213
Legal, community and other consultation costs	70	343
Travel	40	190
Total for the period	2,168	7,750
Balance, beginning of period	27,315	19,565
Total Deer Trail Project cost	29,483	27,315
Larder Project
Acquisition of Goldstake property	3,752	-
Total acquisition costs	3,752	-
Drilling and geotechnical	2,303	6,357
Camp and site costs	802	772
Land taxes and government fees	20	43
Legal, community and other consultation costs	109	347
Travel	29	109
Total for the period	7,015	7,628
Balance, beginning of period	25,322	17,694
Total Larder Project cost	32,337	25,322
Total Exploration and Evaluation Assets	61,820	52,637

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

7.	SHARE CAPITAL

(a)	Public offerings

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through share premium liability (Note 8).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,010 and legal and filing fees totalling $932 yielding net proceeds of $55,749.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements in accordance with the Company’s Stock Option Plan (the “Plan”). On June 26, 2023, the Shareholders re-approved the Plan. The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 7(e)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years.

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s stock options activity, excluding the Gatling replacement options, for the period:

	Stock options activity	Weighted average exercise price (C$/option)

Outstanding, January 1, 2023	1,012,794	17.56
Granted	236,928	16.42
Expired	(20,000)	19.41
Forfeited	(13,564)	18.35
Exercised for cash	(28,787)	14.34

Outstanding, December 31, 2023	1,187,371	17.37
Granted	-	-
Expired	(7,791)	21.36
Forfeited	-	-
Exercised for cash	-	-

Outstanding, March 31, 2024	1,179,580	17.35

During the three months ended March 31, 2024, the Company recorded a share-based compensation expense of $245 (March 31, 2023: $436) and capitalized $40 (March 31, 2023: $31) to exploration and evaluation assets relating to stock options to employees and consultants.

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s stock options, excluding the Gatling replacement options, outstanding and exercisable as at March 31, 2024.

Exercise price	Number	Number	Weighted avg. remaining
(C$/option)	Outstanding	Exercisable	contractual life (years)
13.46	209,432	209,432	0.03
14.98	239,333	239,333	0.91
16.09	6,021	-	4.00
16.43	223,039	74,337	4.00
17.02	100,000	33,333	3.13
20.20	109,799	36,595	3.02
21.26	50,000	33,333	2.67
21.29	9,191	3,063	3.02
21.57	182,765	182,765	1.69
23.53	50,000	50,000	1.80
13.46 - 23.53	1,179,580	862,191	1.99

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition of which 31,983 replacement stock options expired unexercised. The following table summarizes the Gatling replacement options that are outstanding and exercisable as at March 31, 2024:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	0.30
21.68 - 21.93	9,986	9,986	0.37
21.40 - 21.93	11,692	11,692	0.36

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(c)	Restricted and performance share units

On June 26, 2023, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of restricted share units (“RSUs”) and performance share units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 7(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

The following table summarizes the Company’s RSUs activity for the period:

	RSU activity	Weighted average fair value (C$/RSU)

Outstanding, January 1, 2023	101,059	18.47
Granted	56,425	16.42
Forfeited	(4,244)	17.07
Exercised	(54,985)	17.19

Outstanding, December 31, 2023	98,255	17.82
Granted	-	-
Forfeited	-	-
Exercised	-	-

Outstanding, March 31, 2024	98,255	17.82

During the three months ended March 31, 2024, the Company recorded share-based compensation expense of $122 (March 31, 2023: $304) and capitalized $30 (March 31, 2023: $10) to exploration and evaluation assets relating to RSUs to employees and consultants.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s PSUs activity for the period:

	PSU activity	Weighted average fair value (C$/PSU)

Outstanding, January 1, 2023	231,255	17.91
Granted	156,861	16.42
Forfeited	(43,047)	19.71
Exercised	(57,620)	13.17

Outstanding, December 31, 2023	287,449	17.78
Granted	-	-
Forfeited	-	-
Exercised	(6,905)	21.57

Outstanding, March 31, 2024	280,544	17.68

During the three months ended March 31, 2024, the Company recorded share-based compensation expense of $252 (March 31, 2023: $244) and capitalized $21 (March 31, 2023: $27) to exploration and evaluation assets relating to PSUs to employees and consultants.

(d)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s DSUs activity for the period:

	DSU activity	Weighted average fair value (C$/DSU)

Outstanding, January 1, 2023	420,115	14.80
Granted	78,474	14.81
Exercised	-	-

Outstanding, December 31, 2023	498,589	14.80
Granted	32,517	14.36
Exercised	-	-

Outstanding, March 31, 2024	531,106	14.77

During the three months ended March 31, 2024, the Company recorded share-based compensation expense of $347 (March 31, 2023: $214) relating to DSUs to directors. Furthermore, 31,365 DSUs were granted under the plan and 1,112 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (March 31, 2023: 15,365 and 1,646 respectively).

(e)	Diluted earnings per share

	March 31,	March 31,
	2024	2023
Net earnings	14,893	4,712
Basic weighted average number of shares outstanding	102,979,176	101,117,919
Effect of dilutive common share equivalents:
Stock options	-	92,642
Restricted and performance share units	132,051	108,525
Diluted weighted average number of shares outstanding	103,111,227	101,319,086

Diluted earnings per share	$0.14	$0.05

As of March 31, 2024, there are 1,191,272 anti-dilutive stock options (March 31, 2023: 761,149), 246,748 anti-dilutive restricted and performance share units (March 31, 2023: 418,363), and 531,106 anti-dilutive deferred share units (March 31, 2023: 437,126).

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

8.	FLOW-THROUGH PREMIUM LIABILITY

As at March 31, 2024, the Company has a flow-through share premium liability of $1,432 (December 31, 2023: $1,969) in relation to the flow-through share financing completed on February 16, 2023 (see Note 7(a) for full details of the financing). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium has been calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through share price	Premium per flow through share price	Flow-through premium liability
		$	$	$
February 2023 Financing	969,450	17.67	3.08	2,986

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures	Flow-through premium liability
	$	$
Balance at January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(5,835)	(1,017)

Balance at December 31, 2023	11,298	1,969

Flow-through eligible expenditures	(3,079)	(537)

Balance at March 31, 2024	8,218	1,432

The Company renounced the entirety of tax deductions from incurred and not yet incurred eligible spend to its shareholders of flow-through shares as at December 31, 2023.

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

9.	DEBT FACILITY

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at March 31, 2024, the Company is in compliance with all applicable covenants.

As of March 31, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $49 of commitment fees for the three months ended March 31, 2024.

10.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit), its undrawn Credit Facility (see Note 9) and lease obligation, net of cash and investments in equity securities as follows:

	March 31,	December 31,
	2024	2023
	$	$
Equity	522,707	506,757
Lease obligation	115	154
Cash	(74,683)	(68,707)
Investments	(6)	(8)
Total	448,133	438,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

As at March 31, 2024, the Company does not have any long-term debt outstanding, is in compliance with all applicable Credit Facility covenants, and is not subject to any other externally imposed capital requirements.

11.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 5). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at March 31, 2024.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its operations as described in Note 5. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s practice is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries.

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loans receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statements of financial position, as follows:

	March 31,	December 31,
	2024	2023
	$	$
Cash	74,683	68,707
Accounts receivable (Note 4)	1,032	1559
Juanicipio loans (Notes 5 & 14)	79,438	94,414
	155,153	164,680

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 5, 6, 8 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

To increase its flexibility with regards to access to capital, in October 2023 the Company entered into a $40,000 Credit Facility (see Note 9 for full details of the debt facility).

The Company estimates it has the ability to fund the next 12 months of corporate and exploration expenses with its liquidity position, and the Company 's overall liquidity risk has not changed significantly from December 31, 2023. Future liquidity may therefore depend upon the Company’s ability to repatriate capital from Juanicipio, arrange additional debt or additional equity financing.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Exposure to currency risk

As at March 31, 2024, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$
Cash	5	5,005
Accounts receivable	215	728
Prepaid expenses	14	1,963
Investments	-	6
Accounts payable	(246)	(3,367)
Lease obligations	-	(115)
Net (liabilities) assets exposure	(11)	4,221

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s peso denominated net monetary liabilities at March 31, 2024 is 190 thousand pesos (March 31, 2023: 737 thousands pesos net monetary assets). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 5). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss after tax and deferred taxes (Note 5) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at March 31, 2024 is 153 million pesos (March 31, 2023: 69.1 million). A 10% appreciation in the peso against the US$ would result in a loss before tax at March 31, 2024 of $1,021 (March 31, 2023: $424) in Juanicipio, of which the Company would record its 44% share being $449 loss from equity investment in Juanicipio (March 31, 2023: $187 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2024 is C$5.7 million (March 31, 2023: C$17.1 million net monetary assets). A 10% appreciation or depreciation in the C$ against the US$ would have a $572 effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest income earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

The Company’s Credit Facility is based on variable interest rate, where it will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. As of March 31, 2024, the Company has not drawn down any funds from its Credit Facility.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at March 31, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	6	-	-	6

As at December 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2024 or during the year ended December 31, 2023.

13.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Mine, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

14.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs.

During the quarter, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2024	2023
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	58	78
Travel and expenses	11	13
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	13
Field exploration services	45	37
Share-based payments (Note 7)	95	114
	223	255

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2024(%)	2023(%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

As at March 31, 2024, Fresnillo and the Company have advanced $180,550 as shareholder loans (MAG’s 44% share $79,438) to Juanicipio, bearing interest at 1 and 6 months SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023, with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the three months ended March 31, 2024 totalling $1,751 (three months ended March 31, 2023: $1,679) has therefore been included in MAG’s income from equity investment in Juanicipio.

During the three months ended March 31, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$
Salaries and other short term employee benefits	463	371
Share-based compensation (non-cash) (Note 7)	740	654
	1,203	1,025

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024 onwards, the Chief Development Officer.

15.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at March 31, 2024 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	802	256	546	-	-
Office lease commitments	2,148	63	385	410	1,290
Total Obligations and Commitments	2,950	319	931	410	1,290

(1)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $6,880 (December 31, 2023: $13,779), with respect to Juanicipio on a 100% basis as at March 31, 2024.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

29